EURASIAN MINERALS INC.

MANAGEMENT’S DISCUSSION ANDANALYSIS
YEAR ENDED DECEMBER 31, 2016

GENERAL

This Management’s Discussion and Analysis (“MD&A”) for Eurasian Minerals Inc. (the “Company”, “EMX” or “Eurasian”) has been prepared based on information known to management as of March 27, 2017.

This MD&A is intended to help the reader understand the consolidated financial statements and should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2016 prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All dollar amounts included therein and in the following MD&A are in Canadian dollars except where noted.

FORWARD-LOOKING INFORMATION

This MD&A may contain “forward-looking statements” that reflect the Company’s current expectations and projections about its future results. When used in this MD&A, words such as “estimate”, “intend”, “expect”, “anticipate” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Eurasian’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this MD&A or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this MD&A, actual events may differ materially from current expectations. More information about the Company including its recent financial reports is available on SEDAR at www.sedar.com. The Company’s Annual Report on Form 20-F, including the recent financial reports, is available on SEC’s EDGAR website at www.sec.gov and on the Company’s website at www.EurasianMinerals.com.

Cautionary Note to Investors Concerning Estimates of Indicated and Inferred Resources

The MD&A may use the terms “Inferred” and “Indicated” resources. Eurasian advises investors that although these terms are recognized and required by Canadian regulations under National Instrument 43-101 (“NI 43-101”), the U.S. Securities and Exchange Commission (“SEC”) does not recognize these terms. Investors are cautioned that “inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Under Canadian rules, estimates of inferred mineral resources may not be converted to a mineral reserve or form the basis of feasibility or prefeasibility studies. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable. Investors are further cautioned not to assume that any part or all of an indicated mineral resource will be converted into reserves.

COMPANY OVERVIEW

Eurasian is a Tier 1 company that trades on the TSX Venture and the NYSE MKT exchanges. It is principally in the business of exploring for, and generating royalties from, metals and minerals properties. The Company’s royalty and exploration portfolio mainly consists of properties in North America, Turkey, Europe, Haiti, Australia, and New Zealand. The Company started receiving royalty income as of August 17, 2012 when it acquired Bullion Monarch Mining, Inc. (“Bullion” or “BULM”). This royalty cash flow helps to provide a foundation for supporting the Company’s growth over the long term.

Eurasian operates as a royalty and prospect generator. Under the royalty and prospect generation business model, EMX acquires and advances early-stage mineral exploration projects and then forms partnerships with other parties for a retained royalty interest, as well as annual advanced royalty and other cash or share payments. Through its various agreements, Eurasian also provides technical and commercial assistance to partner companies as the projects are advanced. By optioning interests in its projects to third parties for a royalty interest, Eurasian a) reduces its exposure to the costs and risks associated with mineral exploration and project development, while b) maintaining the opportunity to participate in early-stage exploration upside, and c) developing a pipeline for potential production royalty payments and associated "brownfields" discoveries in the future. This approach helps preserve the Company’s treasury, which can be utilized for project acquisitions and other business objectives.

Strategic investments are an important complement to the Company’s royalty and prospect generation initiatives. These investments are made in under-valued exploration companies identified by Eurasian. EMX helps to develop the value of these assets, with exit strategies that can include royalty positions or equity sales.

HIGHLIGHTS FOR THE YEAR

•

For the year ended December 31, 2016, the Company received royalty income of $2,227,322 and recorded a loss from operations of $8,267,563. The after tax loss for the year of $2,683,482 included a gain of $6,834,999 related to the sale of certain exploration and evaluation assets.

•

Exploration expenditures totaled $6,415,533 of which $1,415,574 was recovered from partners. In addition, partners continue to advance projects and incur exploration expenditures that do not flow through to our financial statements.

•

The Company received approximately US$1.7 million in gross revenue from the Leeville Royalty property (“Leeville") that covers portions of Newmont Mining Corporation's (“Newmont”) underground mining operations on the Northern Carlin Trend in Nevada. The 2016 Leeville royalty performance represents a 33% increase in revenue from 2015.

•

Eurasian augmented the Nevada gold royalty portfolio with the purchase of the Maggie Creek 2% NSR royalty on the Carlin Trend and the Afgan 1% NSR royalty on the Battle Mountain-Eureka Trend by issuing 250,000 EMX common shares to Golden Predator US Holding Corp.

•

EMX sold AES Madencilik A.S., the wholly-owned EMX subsidiary that controls the Akarca gold-silver project in Turkey, to Çiftay sn_aat Taahhüt ve Ticaret A.S., for a US$2 million cash payment ($2,630,760) at closing, staged gold bullion payments (or the cash equivalent), work commitments, and a sliding scale retained royalty interest.

•

EMX sold EBX Madencilik A.S., the wholly-owned EMX subsidiary that controls the Sisorta gold property in Turkey, to Bahar Madencilik Sinayi ve Ticaret Ltd Sti, for cash payments and retained NSR payments upon production.

•	EMX sold the four exploration projects in Sweden and Norway to Boreal Metals Corp. ("BMC"), a British Columbia corporation, for a retained 3% NSR royalty and a 19.9% equity interest in BMC.

•	EMX's entire portfolio in Haiti has now been converted to retained royalty interests with the sale of the 100% controlled Grand Bois gold-copper project for a 0.5% NSR royalty interest.

•

In North America, EMX executed three new agreements in 2016 for available projects in its portfolio. The Company a) sold the Ophir property in Utah to Kennecott Exploration Company, part of the Rio Tinto Group, for a cash payment and retained NSR royalty interest, b) optioned the Copper King porphyry copper project in Arizona to Kennecott for cash payments, work commitments, and a retained NSR royalty interest, and c) optioned the Mineral Hill gold -copper project in Wyoming to Coeur Explorations, Inc. for cash payments, work commitments, and a retained NSR royalty interest. As a subsequent event in 2017, EMX optioned the Copper Spring project in Arizona to Anglo American Exploration (USA), Inc. for cash payments, work commitments, and a retained NSR royalty interest.

•

EMX is a strategic investor in IG Copper LLC (“IGC”), a privately held company that is in a Joint Venture with Freeport McMoRan Exploration Corporation ("Freeport") on the Malmyzh copper-gold porphyry project in Far East Russia (51% IGC, 49% Freeport). IGC advised that the Joint Venture received official notice of the successful completion of the government's review process required for “strategically significant” deposits according to Russian law (i.e., the Law on Foreign Investments in Strategic Industries, also termed the Strategic Industries Law or "SIL"). According to IGC, SIL approval grants the Joint Venture, as a majority foreign owned business entity, continued control of the Malmyzh and Malmyzh North exploration and mining licenses, and the mining and production rights for all minerals of economic value including copper, gold and by-product minerals.

•

An updated resource estimate and positive PEA results for the Cukaru Peki project in Serbia, which is covered by an EMX royalty, were announced (see Reservoir news release dated April 19, 2016). Subsequently, Reservoir combined with Nevsun Resources Ltd. Completion of a prefeasibility study is targeted for September 2017, and commencement of an exploration decline in Q4 2017.

OUTLOOK

Eurasian Minerals has been generating exploration projects for over thirteen years, and is focused on entering into agreements to convert those assets into royalty interests, as well as directly acquiring new royalty properties. Over time, EMX has built a portfolio of precious metal, base metal, polymetallic, and geothermal property and royalty interests that spans five continents and covers approximately 1.4 million acres. These assets provide revenue streams from royalty, advance royalty and success-based bonus payments, while maintaining continual exposure to exploration upside as projects advance. Eurasian supplements mineral property revenue streams and value creation by leveraging its technical expertise to make strategic investments in other companies or projects that could potentially provide shareholders with additional upside.

As 2017 progresses, Eurasian continues to take steps to increase revenue and stream-line operations in order to deploy additional capital towards identifying new acquisition opportunities. The Company notes the increased production and revenue from the Leeville royalty property that became evident in the second half of 2016. The Leeville royalty stream is complemented by other sources of revenue, including advance royalty payments as well as cash payments from existing agreements, as projects continue to be advanced by partners.

Eurasian was especially effective at streamlining operations and generating revenue in 2016, executing multiple sales and option agreements with quality partners, while working to optimize the use of exploration capital to advance the portfolio. Currently, with many of EMX’s projects now being advanced as royalty properties or as partnerships, the Company is increasing low cost generative exploration initiatives. Eurasian is continually reviewing new exploration and royalty acquisition opportunities, and has been receiving renewed interest in its available projects with the market's improving conditions.

Eurasian is building an income stream to offset its exploration expenditures. The ultimate goal is to sustain the Company's exploration and acquisition activities with royalty cash flows while developing a growing pipeline of quality royalty properties that provide multiple opportunities for exploration and production success.

ROYALTY OVERVIEW

A key EMX asset is the Leeville royalty property that covers portions of Newmont’s Northern Carlin Trend underground gold mining operations. The Leeville 1% gross smelter return ("GSR") royalty paid approximately US$1.7 million during the 12 months ending December 31, 2016. The royalty totaled 1,361 troy ounces of gold that were principally sourced from the Leeville (70%) and Turf underground operations (30%), with negligible contributions from other Newmont operations. The average realized gold price was US$1,250 per troy ounce. The 2016 Leeville royalty performance represents a 33% increase in GSR revenue from 2015, corresponding to increases of 24% in attributable gold ounce production and 8% in average realized gold price. Newmont has stated that its Turf Vent Shaft Project, which was commissioned in November 2015, will provide the ventilation required to “increase production” and “unlock” additional resources at “greater Leeville” (see Newmont Mining Corp’s 10-K and 10-Q filings for 2014 and 2015). As understood by the Company, "greater Leeville" includes portions of EMX’s royalty property, and the Turf Vent Shaft Project as described by Newmont may potentially have a positive impact on the Leeville royalty. However, the Company does not have access to the information from Newmont in order to confidently assess what, if any, that impact has been or will be. Newmont has also delineated a trend of sediment-hosted gold mineralization that extends southeast from the Leeville mining complex and across EMX's Leeville royalty property that covers portions of the Rita K and Full House exploration projects. These Newmont exploration successes underscore the prospectivity of the Leeville royalty property.

Further Carlin Trend exploration upside is provided by EMX’s Maggie Creek South 3% NSR and Maggie Creek 2% NSR royalty properties. The Maggie Creek South royalty property was acquired in the 2012 merger with Bullion Monarch. The Maggie Creek royalty property is one of two royalties acquired from Golden Predator US Holding Corp. ("Golden Predator") in Q1 2016 (see EMX news release dated February 23, 2016). The Maggie Creek South and Maggie Creek royalty properties collectively cover approximately 12.4 square kilometers of prospective ground within about 1.6 kilometers of Newmont’s Gold Quarry open pit mining operation.

In addition to EMX’s Carlin Trend royalty properties, the Company has key royalty property interests elsewhere in the western U.S., as well as in Turkey, Serbia, Haiti, and Scandinavia including:

  The Afgan 1% NSR royalty which was the second Nevada gold royalty property purchased from Golden Predator and added to the portfolio in 2016.

  The Balya lead-zinc-silver royalty property in Turkey, which continued to undergo small scale underground development and stockpiling in 2016. Also in Turkey, Eurasian converted the Akarca and Sisorta exploration projects to royalty properties.

  In Scandinavia, Eurasian sold four exploration properties to Boreal Metals Corp., a privately held British Columbia corporation for a 3% NSR royalty, an equity interest in BMC, and other considerations. Also in Scandinavia, the Viscaria iron-copper royalty, acquired from the purchase of the Phelps Dodge Exploration Sweden AB assets in
  2010, was advanced by Avalon Minerals Ltd. (“Avalon”) with ongoing EISA studies and other work.

  All of EMX's interests in Haiti have been converted into NSR royalties, with the sale of joint venture interests to Newmont in 2015 for a US$4 million cash payment as well as a 0.5% NSR royalty, and the 2016 sale of the Grand Bois property to a privately held Nevada corporation in Q1 2016 for a retained 0.5% NSR royalty interest.

  EMX’s portfolio in Serbia represents a combination of organically generated royalties complemented by a key royalty purchase that covers the Cukaru Peki copper-gold project. Cukaru Peki's high grade massive sulfide Upper Zone, which is being advanced by Nevsun Resources Ltd., had a positive PEA and updated resource announced in 2016. Nevsun states that it is "targeting" completion of a prefeasibility study and commencement of an exploration decline later in 2017.

In addition to the current royalty property portfolio, all of EMX’s exploration properties optioned to, or joint ventured with, third parties include a royalty option. Many of these properties also provide advance minimum royalty or advance annual royalty payments that generate an early revenue stream to EMX’s benefit during earn-in. Additional details on Eurasian’s property portfolio are included in the following sections.

NORTH AMERICA

Eurasian’s portfolio in North America totals 34 exploration and royalty properties covering more than 32,000 hectares. The exploration properties are advanced through wholly-owned subsidiary Bronco Creek Exploration Inc. ("BCE"), and include porphyry copper-molybdenum, porphyry copper-gold, Carlin-type gold, and high-grade gold-silver vein projects. The portfolio includes eight royalty properties, including the producing Leeville royalty (see above section), that are being advanced by partner companies and 26 exploration properties in Arizona, Nevada, Utah, and Wyoming. Six of the exploration properties are partnered and advancing through various option agreements.

The Company’s work focused on a) advancing partner funded projects at Superior West, Copper King, and Aguila de Cobre, b) executing new agreements for available projects, c) generative exploration, d) identifying royalty assets for purchase, and e) balancing the portfolio by acquiring new properties on open ground while dropping low priority projects. Eurasian is in discussions with potential partners for the available North American properties, as well as for regional exploration alliances. A summary of 2016 activities is given below.

•

Eurasian executed a purchase agreement to acquire NSR royalty interests on the Maggie Creek (2% NSR on precious metals and 1% NSR royalty on all other minerals) and Afgan (1% NSR royalty) gold properties from Golden Predator. Eurasian acquired the royalties by issuing 250,000 EMX shares to Golden Predator as consideration for the purchase. The Maggie Creek property is located north-northeast of Newmont's Gold Quarry open pit operations on the Carlin Trend, and the Afgan property occurs on the Battle Mountain-Eureka Trend. The addition of these two royalty assets strengthens EMX's growing Nevada gold portfolio.

•

EMX executed an Exploration and Option to Purchase Agreement with Kennecott for the Copper King project in Arizona (See EMX news releases dated October 19, 2016). Pursuant to the agreement, Kennecott can earn a 100% interest in the project by a) reimbursing the 2016 holding costs and making option payments, together totaling US$504,314, and b) completing US$4,000,000 in exploration expenditures before the fifth anniversary of the Agreement. Upon exercise of the option EMX will retain a 2% NSR royalty on the project which is not capped or purchasable. After exercise of the option, annual advance minimum royalty and milestone payments will be payable to Eurasian.

•

Eurasian entered into an Exploration and Option Agreement with Coeur for the Mineral Hill gold-copper property in the Black Hills of Wyoming (See EMX news releases dated October 27, 2016). The project is held under a pooling agreement with Mineral Hill L.P. (“MHL”), with all proceeds split 50:50, except the sale of surface rights associated with patented mining claims held by MHL. Coeur may earn a 100% interest in the project by making option payments totaling US$435,000, making exploration expenditures totaling US$1,550,000, and paying US$250,000 upon exercise of the option, with EMX and MHL retaining a 4% NSR royalty, and annual advance minimum royalty payments of US$150,000 and a US$1,000,000 milestone payment upon completion of a feasibility study. Coeur may purchase up to 1.5% of the NSR royalty for US$5,000,000 if the first increment is purchased within 60 days of the completion of a preliminary economic assessment (“PEA”).

•

Eurasian sold the five patented mining claims comprising the Ophir property in Utah, through its wholly owned subsidiary Bullion Monarch Mining Inc., to Kennecott (See EMX news releases dated October 17, 2016). EMX received US$75,000 in cash upon closing and a retained 2% NSR royalty from the sale.

•

As a subsequent event in February 2017, Eurasian executed an Option Agreement for the Copper Springs porphyry copper project in Arizona with Anglo American Exploration (USA), Inc. ("Anglo American") (See EMX news releases dated February 28, 2016). Anglo American can earn a 100% interest in the project by a) reimbursing the 2016 holding and permitting costs and making annual option payments, together totaling US$447,000, and b) completing US$5,000,000 in exploration expenditures before the fifth anniversary of the agreement. Upon exercise of the option, Anglo American will pay EMX an additional US$110,000 and EMX will retain a 2% NSR royalty on the project. After exercise of the option, annual advance minimum payments and milestone payments will be due to EMX.

•

The Superior West copper-molybdenum project near Superior, Arizona is under an Exploration and Option to Purchase Agreement with Kennecott whereby Kennecott may earn a 100% interest in the project by completing US$5.5 million in exploration expenditures and making cash payments totaling US$1,149,187, after which EMX will retain a 2% NSR in addition to receiving AMR and certain project milestone payments. During 2016, EMX further consolidated the project's land position, and compiled the results from partner funded geologic mapping, geochemical sampling, and geophysical survey programs. The resulting interpretations refined the definition of priority targets for drill testing.

•

The Hardshell Skarn property in southern Arizona is covered by an Exploration and Option Agreement with Arizona Minerals whereby Arizona Minerals can earn a 100% interest in the project by making cash payments totaling US$85,000, and upon exercise of the option EMX will retain a 2% NSR royalty and receive annual advanced royalty payments. The EMX royalty is not capped and not subject to buy-down. During 2016, Arizona Minerals conducted drill programs and announced updated resource estimates for the Hermosa project's Taylor deposit, which borders the Hardshell skarn claim block.

•

The Yerington West joint venture property, located in the Yerington mining district of west -central Nevada, is partnered with Entrée Gold Inc. The project hosts porphyry copper-molybdenum and copper-iron skarn targets beneath cover rocks. Entree continues to hold the property and make annual payments to EMX while advancing its Ann Mason project. EMX has a 100% interest in the Yerington West project until Entrée completes its initial earn-in requirements.

•

Ely Gold completed their earn-in at the Cathedral Well property in November 2016 through a trade with Eurasian whereby a subsidiary of Ely Gold executed a quit claim deed for 36 mining claims adjacent to Eurasian’s Spring Canyon property in Nevada in lieu of its last $25,000 option payment. EMX retains a 2.5% NSR royalty interest on Cathedral Well, inclusive of an underlying 0.5% NSR, and Ely Gold will retain a 0.5% NSR on the traded property. In December 2016, Ely Gold announced that it had optioned the project to Colorado Resources Ltd. Both the property and agreement remain in good standing.

•

Kennecott elected to terminate the option agreement for the Aguila de Cobre copper project in Arizona in Q1. Kennecott advanced the project by funding geophysical surveys and expanding the property package through the staking of additional claims. Aguila de Cobre is available for partnership.

•

Desert Star elected to terminate the option agreement for the Red Top copper-molybdenum project in Arizona in Q1. Desert Star advanced the project by conducting geologic and alteration mapping, geophysical studies, and drill permitting. Red Top is available for partnership.

•

EMX continued evaluation of property and royalty acquisition opportunities in North America, with generative work focused on gold opportunities in the Great Basin and porphyry copper targets in Arizona and Utah. EMX acquired the following properties by staking on open ground: 1) the Spring Canyon, Mud Spring, and Trench gold projects in Nevada, 2) the Diablo Porphyry and Greenwood Springs copper projects in Arizona, and the 3) Dugway copper project in Utah.

EMX is encouraged by the new agreements executed with major mining companies on its copper portfolio as well as the funding committed to advance all of its partnered projects. The Company continues to receive interest from third parties in the available copper and gold properties, as well as in the new opportunities identified by generative exploration initiatives.

Qualified Person

Dean D. Turner, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed, verified and approved the above technical disclosure on North America.

TURKEY

Eurasian holds mineral property interests in Turkey’s Western Anatolia and Eastern Pontides mineral belts. These properties include bulk tonnage gold, gold-silver vein, polymetallic carbonate replacement, and porphyry gold-copper targets. Eurasian announced the sale and conversion of two exploration projects in Q3 to royalty properties (Akarca and Sisorta). The cash payments received from those agreements and pending cash flow streams in future years will provide operating capital for Eurasian on an ongoing basis. Six of the seven EMX projects in Turkey are now being advanced by partner companies. Despite the political challenges faced in Turkey, EMX’s partner companies adeptly carried out work and advanced multiple projects during the year. EMX has retained Dama Muhendislik Proje ve Maden San.Tic. A.S (“Dama”), an internationally recognized Turkish engineering company based in Ankara, to manage Eurasian's interests in Turkey.

Akarca Property

The Akarca royalty property covers an epithermal gold-silver district located in the Western Anatolia mineral belt that was discovered by EMX in 2006. The project has six drill defined zones of gold-silver mineralization, and exploration programs at Akarca, principally funded by partners, have included 300 core and reverse circulation holes totaling ~32,800 meters, as well as property-wide geologic mapping, geochemical sampling, and geophysical surveys.

In Q3, EMX sold AES Madencilik A.S., the wholly-owned EMX subsidiary that controls the Akarca project, to Çiftay sn_aat Taahhüt ve Ticaret A.S. ("Çiftay"), a privately owned Turkish company (see EMX news release dated August 8, 2016). Commercial terms of the sale provide payments to EMX as summarized below (gold payments can be as gold bullion or the cash equivalent):

  US$2,000,000 cash payment made to EMX upon closing of the sale.

  500 ounces of gold every six months commencing February 1, 2017 up to a cumulative total of 7,000 ounces of gold. As a subsequent event, the first 500 ounce cash equivalent payment of US$601,825 was made to EMX in February 2017.

  7,000 ounces of gold within 30 days after the commencement of commercial production provided that prior gold payments will be credited against this payment.

  250 ounces of gold upon production of 100,000 ounces of gold.

  250 ounces of gold upon production of an aggregate of 500,000 ounces of gold.

  A sliding-scale royalty in the amount of the following percentages of production returns after certain deductions (“Royalty”): a) for gold production 1.0% on the first 100,000 ounces of gold; 2.0% on the next 400,000 ounces of gold; 3.0% on all gold production in excess of 500,000 ounces, and b) for all production other than gold 3.0%.

  The Royalty is uncapped and cannot be bought out or reduced.

In addition, Çiftay must conduct drilling programs of at least 3,000 meters on the property during each 12-month period commencing on August 5, 2016. Çiftay informed EMX in Q4 that it completed an initial 49 hole diamond drill program comprising 6,032 meters. Çiftay also advised it is undertaking various metallurgical and engineering studies on the property.

Sisorta Property

The Sisorta project, located in the Eastern Pontides mineral belt, is a near-surface, volcanic-hosted, high sulfidation epithermal gold deposit. Exploration programs at Sisorta, principally funded by partners, have included 123 diamond drill holes totaling over 17,700 meters, geologic and alteration mapping, geochemical sampling, and geophysical surveys. This work has outlined a 1000 by 600 meter zone of shallow oxide gold mineralization with underlying copper and gold porphyry potential at depth.

In Q3, EMX sold EBX Madencilik A.S., the wholly-owned EMX subsidiary that controls the Sisorta property, to Bahar Madencilik Sinayi ve Ticaret Ltd Sti ("Bahar"), a privately owned Turkish company (see EMX news release dated August 3, 2016). The terms of the sale provide for Bahar's payments to EMX as summarized below:

  US$250,000 cash was paid to EMX upon closing of the sale.

  Annual cash payments of US$125,000 (“Advance Cash Payments”) payable on each anniversary of the closing date until commencement of commercial production.

  3.5% of production returns after certain deductions (“NSR Payment") for ore mined from the property that is processed on-site (increased to 5% if the ore is processed off-site).

  The Advance Cash Payments will be credited at a rate of 80% against the NSR Payment payable after commercial production commences.

  The NSR Payment is uncapped and cannot be bought out or reduced.

Bahar advised EMX that it concluded an initial 20 hole diamond drill program comprising 1,748 meters at Sisorta in Q4 2016.

Balya Royalty Property

The Balya royalty property is located in the historic Balya lead-zinc-silver mining district in northwestern Turkey. EMX holds an uncapped 4% NSR royalty that it retained from the sale of the property to Dedeman Madencilik San ve Tic. A.S. ("Dedeman"), a privately owned Turkish company, in 2006. EMX understands that since acquiring the property, Dedeman has completed over 36,000 meters of diamond drilling in addition to re-initiating small scale underground development at the Hastanetepe deposit in 2015. Hastanetepe is a moderately dipping, 750 by 450 meter zone that extends from depths of 10-20 meters to 200-300 meters as multiple stacked horizons of lead-zinc-silver mineralization primarily developed along contacts between limestones and dacitic intrusions. Dedeman's development work has concentrated on an area of shallow, high grade mineralization on the northeast margin of Hastanetepe with a production shaft and two working levels at 45 and 75 meters below the surface. Dedeman advises that it produced and stockpiled approximately 16,000 tonnes of run-of-mine material averaging 6.9% Pb and 3.5% Zn during 2016.

Other Property Interests

Eurasian's Golcuk stratabound copper-silver property is covered by an agreement with Pasinex Resources Ltd. ("Pasinex") granting it an option to acquire a 100% interest in the property for shares and work commitments, with EMX retaining a 2.9% NSR royalty interest (see Pasinex news release dated July 25, 2012). Pasinex’s 2016 exploration programs identified additional mineralized targets on the property, and their work included permitting, as well as road and drill pad development in preparation for a follow-up drill program in 2017. In Q4, Eurasian received an additional 664,483 shares of Pasinex as equivalent value for the 2016 advance royalty payment.

EMX's Alankoy gold-copper property, located in the Biga Peninsula of northwestern Turkey, is in an area noted for recent discoveries characterized by epithermal alteration and the development of vuggy silica lithocaps. Eurasian executed an Exploration and Option Agreement for Alankoy with Black Sea Copper & Gold Corp. (“Black Sea") in November 2015. In 2016, Black Sea conducted surface exploration programs, and met statutory requirements to keep the property in good standing. As a subsequent event in Q1 2017, Black Sea terminated the agreement, and EMX regained 100% control of the project. Alankoy is currently available for partnership.

Qualified Person

Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Turkey.

AUSTRALIA AND NEW ZEALAND

The Company's programs in Australia and New Zealand continued to operate at a reduced expenditure rate, while taking advantage of generative exploration opportunities with the acquisition of new projects on open ground. The Koonenberry gold project in New South Wales, Australia is being advanced by partner companies under earn-in and royalty agreements with EMX. In New Zealand, the Neavesville gold-silver project is being advanced under an agreement with Land & Minerals Ltd. ("L&M"), and the Ohakuri and Muirs Reef properties were added to the Company's exploration portfolio.

Koonenberry Property

The Koonenberry property hosts gold occurrences and gold geochemical anomalies coincident with prominent structural features related to the regional scale Koonenberry fault. The majority of the project is under an Exploration and Option Agreement with North Queensland Mining Pty Ltd ("NQM"), a privately held Australian company, whereby NQM can earn a 100% interest in the subsidiary that holds the EMX licenses, with EMX retaining a 3% production royalty upon earn-in. During 2016, NQM reduced the tenement position to a core of the most prospective ground, while fulfilling statutory and filing requirements to keep the property in good standing.

Neavesville Property

The Neavesville epithermal gold-silver property occurs in the Hauraki Goldfield of New Zealand's North Island. EMX acquired Neavesville, which covers a historic JORC gold-silver resource, on open ground at minimal cost. The project is under a definitive agreement with L&M, a wholly owned subsidiary of E2 Metals Ltd. (“E2”), giving L&M the right to acquire the wholly owned EMX subsidiary that controls the Neavesville property. The agreement with L&M provides for work obligations, staged payments, milestone payments based upon JORC reserves, and commercial production payments, all to the benefit of Eurasian. During 2016, E2 focused on fulfilling statutory and filing requirements to keep the license in good standing. As a subsequent event,in Q1, 2017, E2 Metals filed a prospectus with the ASX Exchange anouncing an offering to raise a minimum of $6,000,000 AUD and their inention to list E2 Metals on the ASX Exchange. Proceeds will be used in part to fund a drilling program at Neavesville, which is slated to commence in April, 2017.

Ohakuri Property

The Ohakuri property, located in the Taupo Volcanic Zone of New Zealand's North Island, is covered by a five year exploration license that was granted in Q1 2016. The project covers an area of historic drilling that intersected broad zones of epithermal-style gold (silver) mineralization hosted in ignimbrites and associated with quartz adularia alteration systems and weakly developed vein arrays concealed beneath a veneer of volcanic cover rocks. EMX believes that only a small portion of the prospective area has been tested, with several undrilled geophysical and geochemical anomalies providing potential for additional discoveries. The Ohakuri project is available for partnership.

Muirs Reef Property

The Muirs Reef property, located along the western margin of the Taupo Volcanic Zone of New Zealand's North Island, is covered by a five year exploration license that was granted in Q4 2016. The project area encompasses the Hauraki Goldfield's Muirs Reef low sulfidation vein system. Historic, small scale underground mining was carried out on a gold (silver) vein at the southern end of Muirs Reef over a strike length of ~275 meters and to ~100 meters below surface. The Muirs Reef project is available for partnership.

Qualified Person

Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Australia and New Zealand.

EUROPE

Eurasian has been actively exploring in Europe since 2003, and has assembled a portfolio of copper and polymetallic royalty and exploration properties in Scandinavia, as well as copper and gold royalty properties in Serbia. In Scandinavia, the Company continued to operate at a reduced expenditure rate, while pursuing strategic partnerships for properties in the portfolio and adding value through low cost generative exploration. These efforts resulted in the conversion of four exploration properties to royalty and equity interests, as well as the addition of one new 100% controlled property to the exploration portfolio. EMX also has a portfolio of royalty interests in Serbia that includes the Cukaru Peki copper-gold project located in the prolific Timok Magmatic Complex.

Scandinavia

Scandinavia is a favorable jurisdiction for mineral exploration and development, and Eurasian has been focused on core property holdings that include the Gumsberg and Adak properties in Sweden, and the Tynset and Burfjord properties in Norway. These properties were acquired between 2013 and 2015 by license application on open ground. Each of the properties has undergone historic mining production, but with only limited or no modern exploration conducted. All of the properties have polymetallic styles of mineralization, and each shows enrichments in multiple metals. Gumsberg, Adak, and Tynset host Volcanogenic Massive Sulfide (“VMS”) styles of mineralization, and Burfjord is characterized by Iron-Oxide-Copper-Gold (“IOCG”) styles of mineralization. Eurasian's new geologic interpretations identified multiple exploration targets on these properties based upon combinations of historic data compilations, geologic mapping, geochemical sampling, geophysical surveys, and a reconnaissance drilling program (see EMX news release dated September 8, 2016).

In Q4 2016 EMX executed a definitive agreement to sell the Gumsberg, Adak, Tynset and Burfjord properties to Boreal Metals Corp., a British Columbia corporation (see EMX news release dated November 22, 2016 ). Commercial terms of the agreement with BMC, which closed in February 2017 as a subsequent event, are summarized below:

  At closing, Eurasian transferred to BMC its entire interest in its wholly-owned subsidiaries that own the properties.

  At closing, BMC issued to Eurasian common shares of BMC that represent a 19.9% equity ownership in BMC. BMC has the continuing obligation to issue additional shares of BMC to Eurasian to maintain its 19.9% interest in BMC, at no additional cost to Eurasian, until BMC has raised CDN $5,000,000 in equity. Thereafter Eurasian will have the right to participate pro-rata in future financings at its own cost to maintain its 19.9% interest.

  Eurasian will receive an uncapped 3% NSR royalty on each of the properties. Within five years of the closing date, BMC has the right to buy down up to 1% of the royalty on any given project by paying Eurasian US$2,500,000 in cash and shares of BMC. Such buy down is project specific.

  Eurasian will receive annual advance royalty (“AAR”) payments of US$20,000 for each of the properties commencing on the second anniversary of the closing, with each AAR payment increasing by US$5,000 per year until reaching US$60,000 per year, except that BMC may forgo AAR payments on two of the four properties in years two and three. Once reaching $60,000, AAR payments will be adjusted each year according to the Consumer Price Index (as published by the U.S. Department of Labor, Bureau of Labor Statistics).

  Eurasian will receive a 0.5% NSR royalty on any new mineral exploration projects generated by BMC in Sweden or Norway, excluding projects acquired from a third party containing a mineral resource or reserve or an existing mining operation. These royalties are not capped and not subject to a buy down.

  Eurasian has the right to nominate one seat on the Board of Directors of BMC.

The conversion of the four properties in Sweden and Norway to royalty and equity interests marks the achievement of a major Company objective. These properties will provide near-term AAR payments, with upside provided by potential royalty revenue in the future. In addition, EMX's equity holding in a Scandinavian-focused resource company provides further upside potential for the Company.

Subsequent to the agreement with BMC, Eurasian was granted the Rydarhyttan exploration license in the Bergslagen district of southern Sweden in Q4. Riddarhyttan is known for its historic iron production, with historic operations active from medevial times through the late 1970’s. The property also contains contains a variety of styles of mineralization including base metal rich VMS deposits, copper and gold-rich IOCG-type deposoits, and REE mineralization, as identified from historic geochemical sampling, geophysical surveys, and drill programs. Rydarhyttan is 100% controlled by Eurasian and available for partnership.

EMX also holds an effective 0.5% NSR royalty interest in Avalon’s Viscaria copper project located in the Kiruna mining district of northern Sweden. Upon receipt of US$12 million in royalty revenues, the royalty rate increases to a 1.0% NSR. During 2016, Avalon advanced the Environmental and Social Impact Assessment (ESIA) and permitting process for the project, while making plans for additional drilling and updating the 2015 resource estimate and scoping study.

Serbia

EMX's royalty portfolio in Serbia initially resulted from prospect generation and organic royalty growth via the 2006 sale of its properties, including Brestovac West, to Reservoir Capital Corp., for uncapped NSR royalties of 2% for gold and silver and 1% for all other metals. Reservoir Capital Corp. later transferred those interests to Reservoir Minerals Inc. (“Reservoir”).

Subsequently, Eurasian acquired 0.5% NSR royalty interests (note: the royalty percentage is subject to reduction on conditions specified in the royalty agreement) covering the Brestovac and Jasikovo-Durlan Potok properties (see EMX news release dated February 4, 2014), which along with Brestovac West, were included in the Timok Project Joint Venture with Freeport. EMX notes that a) the original Brestovac and Brestovac permits are now covered by the Brestovac Metonivca and Brestovac Zapad permits, and b) portions of a reconfigured Jasikovo-Durlan Potok permit (i.e., expanded in some areas and reduced in other areas) are not covered by the EMX royalty. Brestovac (Brestovac Metonivca) hosts epithermal and porphyry copper-gold mineralization at the Cukaru Peki project.

During Q2, Reservoir announced an updated resource estimate and positive PEA results for Cukaru Peki (see Reservoir news release dated April 19, 2016). As reported by Reservoir, the updated resource estimate for the "Upper Zone" high grade massive sulphide and semi-massive sulphide mineralization at a 0.75% copper cut-off includes indicated resources of 1.7 million tonnes averaging 13.5% copper and 10.4 g/t gold, and inferred resources of 35.0 million tonnes averaging 2.9% copper and 1.7 g/t gold*. The PEA base case considered a Phase 1 starter mine commencing in 2019, with access via a twin decline to higher grade direct shipping ore ("DSO") material, followed in 2022 by Phase 2 mining of the main Upper Zone mineralization down to the 800 meter level until 2030. An extended mining phase was also considered consisting primarily of deeper portions of the deposit, with production continuing to 2037.

As another development in Q2, Reservoir announced a definitive agreement with Nevsun Resources Ltd. ("Nevsun") to combine their respective companies (see Reservoir news release dated April 24, 2016). Completion of the arrangement was conditional on the exercise by Reservoir of its right of first offer ("ROFO") in respect of the original Timok Joint Venture agreement with Freeport. Reservoir and Nevsun reported that the ROFO was successfully exercised, with Reservoir acquiring Freeport's interest in the Upper Zone of Cukaru Peki, and increasing its interest in the Lower Zone (see Reservoir news release dated May 2, 2016). Nevsun subsequently closed the acquisition of Reservoir as announced in a June 23, 2016 news release.

In Q3 Nevsun reported that it had commenced drilling programs on the Upper Zone resource deposit and Lower Zone porphyry target (see Nevsun news release dated September 29, 2016). According to Nevsun, it is targeting completion of a prefeasibility study in September 2017, as well as the commencement of an exploration decline in Q4 2017. Nevsun has budgeted US $35-40 million for Upper Zone work through 2017, and estimated expenditures of US $20 million for the Lower Zone program. Nevsun reported encouraging drill results from both the Upper Zone and Lower Zone in Q4 (see Nevsun news releases dated October 17, November 22, and December 7, 2016).

EMX's Timok royalty properties add significant upside potential for Eurasian in one of Europe's richest copper-gold mineral belts.

* SRK Consulting (UK) Limited's Mr. Martin Pittuck, a Qualified Person under NI 43-101 Standards of Disclosure for Mineral Projects, approved and verified the technical disclosure in Reservoir's April 19, 2016 news release. Also see Reservoir's SEDAR filed technical report titled "NI43-101 Preliminary Economic Assessment of the Cukaru Peki Upper Zone Deposit, Serbia" with an effective date of March 31, 2016.

Qualified Person

Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Europe.

HAITI

All of EMX's interests in Haiti have been converted into NSR royalties. In February 2016, EMX sold its 100% controlled Grand Bois gold-copper project to a privately held Nevada corporation, with EMX retaining a 0.5% NSR royalty interest in the project. Previously in Q4 2015, Eurasian sold its Haiti Joint Venture designated exploration area interests to partner Newmont Ventures Limited for US$4 million ($5.3 million) in cash at closing and a 0.5% NSR royalty. For both transactions, EMX retains the right to acquire any properties proposed to be abandoned or surrendered.

As Eurasian understands, the Haitian government continued to work on a new mining law during 2016, a process which has been ongoing since 2013.

Qualified Person

Dean D. Turner, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed, verified and approved the above technical disclosure on Haiti.

STRATEGIC INVESTMENTS

IG Copper LLC

EMX is a strategic investor in IG Copper LLC (“IGC”), a privately held company that is in a Joint Venture with Freeport on the Malmyzh copper-gold porphyry project in Far East Russia. IGC has a 51% ownership interest in the Malmyzh Joint Venture, with Freeport retaining a 49% interest. IGC is operating and managing the project. The Salasinskaya and Shelekhovo projects, located 150 kilometers northeast of Malmyzh, are 100% controlled by IGC and not subject to the joint venture with Freeport. Eurasian was an early investor in IGC, and is its largest shareholder, with approximately 39% of the issued and outstanding shares (36% equity position on a fully-diluted basis) from investments totaling US$9 million.

Malmyzh is a grassroots, district-scale discovery with over 14 porphyry copper-gold centers currently identified within a 16 by 5 kilometer intrusive corridor. A statement of inferred resources for Malmyzh's Valley, Central, Freedom (Southeast), and Flats deposits under NI 43-101 and CIM definition standards was provided in 2015 by Phil Newall, PhD, BSc, CEng, FIMMM, a Qualified Person and managing director of Wardell Armstrong International. The open pit constrained inferred resources at a 0.30% copper equivalent cut-off are 1,661 million tonnes at average grades of 0.34% copper and 0.17 g/t gold, or 0.42% copper-equivalent, containing 5.65 million tonnes (12.45 billion pounds) copper and 9.11 million ounces gold, or 7.06 million tonnes (15.56 billion pounds) copper-equivalent*.The project has excellent logistical characteristics and available infrastructure, and is located 220 kilometers northeast of the Russia-China border at Khabarovsk.

Important advancements for the Malmyzh project during 2016 included:

•

In Q3, IGC advised that the Joint Venture had received approval to proceed with advancing the project from the Government Commission on Monitoring Foreign Investment (the "Commission") as required for “strategically significant” deposits according to Russian law (i.e., the Law on Foreign Investments in Strategic Industries, also termed the Strategic Industries Law or "SIL") (see EMX news release dated July 25, 2016). According to IGC, highlights of the Commission's approval include:

-	The Joint Venture, as a majority foreign owned business entity, has been approved to retain control of the Malmyzh project exploration and mining licenses.

-	The Joint Venture, therefore, maintains mining and production rights for the Malmyzh and Malmyzh North exploration and mining licenses.

-

The Joint Venture holds 100% of the rights for the Malmyzh and Malmyzh North exploration and mining licenses, and is entitled to recover all minerals of economic value including copper, gold and by- product minerals.

•

The conclusion of the SIL process initiated a new, multi-year phase in the project's development. The Malmyzh team prepared a “Project Plan” document that outlined advanced work programs that include additional technical work (i.e., drilling, exploration, metallurgy, engineering, and hydrology), as well as environmental, social, and economic assessments. This next phase of work will ultimately conclude as a detailed "TEO of Permanent Conditions" report, which is considered to be a precursor to commencement of exploitation and mining**.

•

In Q4, IGC commenced a reconnaissance diamond drilling program at the Freedom (Northwest), North, Sleeper West, and Sleeper prospects totaling ten holes for 3,474.8 meters. The last hole of the program (AMM-213) drilled at Freedom Northwest, provided particularly notable results, intersecting the longest copper-gold mineralized interval drilled at Malmyzh to date. The drilling at the Sleeper West and North prospects also returned encouraging results.

Overall, the Russian government strongly supports mining investment and development in their Far East Krais (administrative regions). IGC is encouraged by the support given for advancing a project recognized as an exceptional exploration asset with world-class potential.

* Copper equivalent calculated as CuEq = Cu% + (Au g/t * 0.5), based on assumed prices of $3.25/lb Cu and $1400/oz Au, with recoveries of 90% for Cu and 70% for Au.

** TEO is the acronym for "Technico-Economicheskiye Obosnovaniye" which translates as Technical-Economic Basis)

Revelo Resources Corp.

EMX has a strategic investment in Revelo Resources Corp. (TSX-V: RVL, “Revelo”), a company focused on the acquisition and exploration of mineral properties in the prolific metallogenic belts of northern Chile. Revelo has a portfolio of 22 projects prospective for copper, gold and silver. Revelo also retains a 2% royalty interest in the Victoria Project, an important copper-gold-silver exploration project in northern Chile.

Qualified Person

Dean D. Turner, CPG, a Qualified Person as defined by NI 43-101 and consultant to the Company, has reviewed, verified and approved the above technical disclosure on Strategic Investments.

RESULTS OF OPERATIONS

Year ended December 31, 2016

The net loss for the year ended December 31, 2016 (“FY16”) was $2,683,482 compared to $6,875,857 for the prior year (“FY15”). The loss for FY16 was made up of a net royalty loss of 47,265 (2015 - $187,773) after depletion and related tax, net exploration expenditures of $4,999,959 (2015 - $4,364,675), general and administrative expenditures of $3,220,339 (2015 - $3,535,534) and other gains/(losses) totaling $4,144,749 (2015 - $(2,219,105)) offset by a deferred income tax recovery of $1,439,332 (2015 - $3,431,230). Included in other gains/(losses) was $Nil (2015 - $(3,973,699)) in impairment charges related to the Carlin Trend Royalty Claim Block and related assets, a gain on the sale of exploration and evaluation assets of $6,834,999 (2015- $5,393,305), a dilution gain on associated companies of $982,634 (2015 - $Nil), an equity loss in associated companies of $1,295,568 (2015 - $1,062,146), and a writedown of goodwill of $1,518,328 (2015 - $3,047,605). Some items to note are:

Revenues

In FY16, royalty income was earned for 1,361 (2015 – 1,096) ounces of gold totaling $2,227,322 (2015 - $1,609,553) offset by gold tax and depletion of $2,274,587 (2015 - $1,797,326) for net royalty loss of $47,265 (2015 – loss $187,773). The increase in royalty income was mainly due to an increase in ounces produced and a higher realized gold price per ounce in the current period. In FY16 the average realized gold price was US$1,250 per ounce compared to US$1,160 for 2015.

Exploration Expenditures

Exploration expenditures (gross) decreased by $466,731 in FY16 compared to FY15. Recoveries decreased by $168,553 in FY16 compared to FY15. for a net increase in exploration expenditures of $635,284 in FY16 compared to FY15. Some of the differences between 2016 and 2015 are as follows:

  In Scandinavia, net expenditures were consistent, increasing by $81,027 compared to the prior period. In 2016, the Company continued to actively market its project interests in Scandinavia with the result that four exploration projects were sold to Boreal Metals in late 2016. Eurasian’s staff in Scandinavia is retained on a consulting basis only, in order to keep costs low during times of inactivity.

  In the USA, gross expenditures increased from $2,713,477 to $3,342,206 and recoveries decreased from $901,385 to $886,872. The increase in expenditures was the result of generative exploration work that lead to the acquisition of two new projects and the decrease in recoveries relates to land fees paid and recovered in the comparable period by project partners. The Americas continue to represent a potentially high value, low cost exploration venue coupled with a large list of prospective partners to conduct EMX’s business model. Despite tough market conditions, base-metal projects still appear to be sought after and BCE is in discussions with several groups regarding its properties. A major focus of BCE for the year will remain to partner available assets, reduce holding costs, and recover a portion of its burn.

  In Turkey, gross expenditures decreased by $37,641, while net expenditures increased by $263,346 as a result of fewer recoveries. In 2016, the Turkish Business Unit continued to be a key value driver for Eurasian. Partner funded programs continued to advance projects in the Eurasian portfolio, with 6 of the 7 projects in Turkey operating under partnerships. In 2015 the Company regained 100% control of the Sisorta and Akarca properties, and closed its exploration office in Ankara. In 2016, under separate share purchase agreements EMX sold EBX Madencilik A.S., the wholly-owned EMX subsidiary that controls the Sisorta gold property in Turkey, to Bahar Madencilik Sinayi ve Ticaret Ltd Sti, for cash payments and retained NSR payments upon production, and sold AES Madencilik A.S., the wholly-owned EMX subsidiary that controls the Akarca gold-silver project in Turkey, to Çiftay sn_aat Taahhüt ve Ticaret A.S., for a US $2million cash payment ($2,630,760) at closing, staged gold bullion payments (or the cash equivalent), work commitments, and a sliding scale retained royalty interest.

  In the Asia Pacific region, net expenditures for 2016 totaled $10,572 compared to net expenditures of $294,051 in 2015 as the Company operated under a reduced expenditure rate, with expenditures being recovered from active partnership agreements. In 2015 the Koonenberry project was reduced in scope with Arastra relinquishing their holdings and North Queensland relinquishing a portion of their holdings in the project. The Company elected not to acquire this ground thus saving on land fees. North Queensland continues to advance the Koonenberry project under the active exploration and option agreement. The Neavesville project is under a definitive agreement with L&M giving L&M the right to acquire the wholly-owned EMX subsidiary that controls the Neavesville property.

General and Administrative

General and administrative expenses (“G&A”) of $3,220,339 were incurred compared to $3,535,534 in FY15. G&A costs (before share-based payments) have decreased each year since 2012 as the Company found ways to streamline and reduce the G&A expenses of our business. Significant changes in the current year compared to the previous years include:

  Investor relations increased from by $56,235 in FY16 compared to FY15. The Company attends select industry trade shows and supports lines of communication to current and potential investors.

  Travel expenditures decreased by $115,813 in FY16 compared to FY15 as the Company made changes to budgets, and implemented cost saving measures.

  Administrative and office expenses decreased by $178,808 to $721,645 in the current year compared to the prior year of $900,453. The Company has a corporate office in Vancouver which manages the finance, regulatory and administrative functions. It also has a regional office in Littleton, Colorado which supports the exploration, technical, investor relations and deal flow aspects of the business.

  Salaries and consultants are one of the largest expense in G&A. It should be noted that many of our personnel expenditures companywide are denominated in United States dollars (“USD”) and the increase in the value of the
  USD compared to the Canadian dollar, which is our reporting currency, will increase expenditures. Salaries and consultants decreased by $66,942 in FY16 compared to FY15.

Other

  The Company recognized a net gain on the sale of certain exploration and evaluation assets during the year of $6,834,999 compared to $5,393,305 in the prior year. In FY16 the gain resulted from the sale of two significant assets in Turkey including $6,683,560 related to the sale of AES to Çiftay. The net proceeds on the sale included a US $2,000,000 payment ($2,630,760) on signing and future payments estimated at $4,145,898 included in accounts receivables. The significant gain in FY15 resulted from the sale of certain Haitian interests to Newmont for a $5,277,542 (US $4,000,000) cash payment and a retained 0.5% NSR royalty interest.

  In FY16 the Company realized both an increase in royalty ounce production and avergage gold prices received when compared to FY15. As a result, no impairment was recorded on the Leevile royalty interest. In FY15, as a result of the decline in the production of gold from the Carlin Trend Royalty Claim Block, and decrease in the realized gold prices, the Company revised its estimated annual gold production over the expected mine life and decreased its long term gold price forecast from US$1300 to US$1200 per ounce. As a result, the Company recorded $Nil (FY15 - $3,973,699) in impairment charges related to the Carlin Trend Royalty Claim Block and related assets that make up the same cash-generating unit (“CGU”).

  The Company applies a one-step approach to determine if the Carlin Trend Royalty Claim Block and the related assets within the same CGU are impaired. The impairment loss is the amount by which the CGU’s carrying amount exceeds its recoverable amount. The loss is first applied to reduce the asset component if such indicators for impairment exist, and any excess to goodwill within the CGU. As result, the Company has written down the goodwill by $1,518,328 (2015 - $3,047,605).

  The Company recorded a deferred income tax recovery of $1,439,332 compared to $3,431,230 in 2015, and a net decrease in deferred tax liabilities of $ 1,748,562 (2015 - $1,715,656). A significant component of the deferred tax recovery and decrease in the related liability is the result of any impairment of the royalty interest partially offset by a cumulative translation loss as a result of the strengthening $USD compared to $CAD. The decrease in the income tax recovery in FY16 compared to FY15 is a result of no impairment on the related royalty asset.

  The Company’s share of the net loss related to its 39% (2015 – 42%) equity investment in IGC for the year ended December 31, 2016 was $1,295,568 (2015 - $1,062,146). In 2016, the Company also recorded a dilution gain of $982,634 (2015 - $Nil) related to the Company’s change in ownership interest in IGC.

Three months ended December 31, 2016

The net loss for the three months ended December 31, 2016 (“Q4-2016”) was $2,586,567 compared to income - $313,947 for the prior year’s comparative quarter (“Q4-2015”). The loss for Q4-2016 was made up of $1,234,455 (Q4-2015 - $735,922) in net exploration expenditures and $1,114,374 (Q4-2015 - $834,502) in general and administrative expenses offset by other losses totaling $597,742 (Q4-2015 - $291,417) and a loss of $36,365 (Q4-2015 – loss of $74,868) in net royalty income. The reasons for the significant changes in the three months ended December 31, 2016 include continued cost management improvements, and are consistent with the changes noted for the year ended December 31, 2016 including the impairment to the royalty interest of Nil (Q4-2015-$3,973,699) and write-down of goodwill of $1,518,328 (Q4-2015-$1,867,031), offset by a gain on the acquisition and sale of exploration and evaluation assets of $6,834,999 (2015 – $5,393,305), a gain on dilution of associated companies of $982,634 (2015 - $Nil), and recovery of deferred income taxes of $396,369 (2015 - $2,250,656).

LIQUIDITY AND CAPITAL RESOURCES

The Company considers items included in shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

As at December 31, 2016, the Company had working capital of $6,002,318 (December 31, 2015 - $5,787,109). The Company has continuing royalty income that will vary depending on royalty ounces received, the price of gold, and foreign exchange rates on US royalty payments. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. The Company has sufficient working capital to undertake it’s current business plan. However, should the Company undertake anything over and above these plans, management will need additional sources of working capital. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

On February 22, 2017, the Company announced it intends to complete a non-brokered private placement for gross proceeds of up to $7,000,000 through the sale of 5,000,000 units at a price of $1.40 per Unit. Each Unit will consist of one common share and one-half of one non-transferable share purchase warrant. Each whole warrant will entitle the holder to purchase one additional Share at a price of $2.00 for a period of two years.

Operating Activities

Cash used in operations was $5,315,543 for the year ended December 31, 2016 (2015 - $5,082,224) and represents expenditures primarily on mineral property exploration and general and administrative expense for both periods, offset by royalty income received in the year.

Financing Activities

The Company received $127,800 in 2016 (2015 - $Nil) from the exercise of stock options and $Nil in 2016 (2015 - $Nil) from the exercise of warrants.

Investing Activities

Some of the significant investment activities during the year ended December 31, 2016 are:

-	The Company sold the EMX subisidiary that controls the Akarca gold-silver project in Turkey to Çiftay sn_aat Taahhüt ve Ticaret A.S. ("Çiftay"), for a US$2,000,000 ($2,630,760) cash payment.
-	The Company sold the Sistora gold property in Turkey to Bahar Madencilik Sinayi ve Ticaret Ltd Sti for a US$250,000 ($332,969) cash payment.
-	The Company advanced $542,622 to an associated company pursuant to a convertible loan agreement.
-	The Company received $130,737 in net proceeds from the purchase and sale of marketable securities.
-	The Company sold strategic investments in Revelo for $17,375.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

ANNUAL INFORMATION

As at	December 31, 2016	December 31, 2015	December 31, 2014	December 31, 2013

Financial positions
Working capital	$6,002,318	$5,787,109	$7,096,916	$14,217,999
Exploration and evaluation assets (net)	2,145,000	2,381,540	2,379,886	3,031,368
Royalty interest	25,831,152	28,798,980	29,327,960	35,063,725
Total assets	47,843,555	50,624,129	54,292,093	70,073,220
Share capital	117,504,585	117,000,052	116,766,102	116,151,675
Deficit	(96,989,360)	(94,305,878)	(87,430,021)	(69,981,980)

	Year ended	Year ended	Year ended	Year ended
	December 31, 2016	December 31, 2015	December 31, 2014	December 31, 2013

Financial results
Royalty income	$2,227,322	$1,609,553	$2,247,334	$3,102,888
Exploration expenditures (net)	4,999,959	4,364,675	5,022,658	3,839,703
Net loss	(2,683,482)	(6,875,857)	(17,448,041)	(13,982,612)
Net loss per share - basic and diluted	(0.04)	(0.09)	(0.24)	(0.19)

Factors that cause fluctuations in the Company’s annual results include royalty revenue, market price for gold, production on royalty properties, the timing of stock option and share grants, foreign exchange gains and losses related to the Company’s holding of United States dollar denominated working capital items, gains or losses on investments held in its portfolio, along with varying levels of operations activities on its exploration projects and due diligence undertaken on new prospects.

QUARTERLY INFORMATION

Fiscal quarter ended	December 31, 2016	September 30, 2016	June 30, 2016	March 31, 2016

Royalty income	711,992	751,326	373,266	$390,738
Exploration expenditures	2,046,714	1,566,049	1,512,083	1,290,687
Exploration recoveries	(812,259)	(247,969)	(162,114)	(193,232)
Share-based payments	440,477	-	13,731	13,731
Net income/(loss) for the period	(2,586,567)	4,732,192	(2,050,622)	(2,778,485)
Basic and diluted net income/(loss) per share	(0.04)	0.06	(0.03)	(0.04)

Fiscal quarter ended	December 31, 2015	September 30, 2015	June 30, 2015	March 31, 2015

Royalty income	464,532	369,453	412,577	$362,991
Exploration expenditures	1,255,057	1,565,437	1,402,895	1,725,413
Exploration recoveries	(519,135)	(332,254)	(321,614)	(411,124)
Share-based payments	29,952	(3,949)	398,319	45,794
Net income/(loss) for the period	313,947	(2,049,392)	(2,480,397)	(2,660,015)
Basic and diluted net income/(loss) per share	0.00	(0.03)	(0.03)	(0.04)

Factors that cause fluctuations in the Company’s quarterly results are consistent with the causes in changes of the annual results.

RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel and directors were as follows:

		Share-based
For the year ended December 31, 2016	Salary or Fees	Payments	Total
President, CEO and Director	$529,738	$111,689	$641,427
CFO	-	40,953	40,953
Corporate Secretary	-	22,338	22,338
Chief Legal Officer	273,296	40,953	314,248
Directors (2)	151,228	167,534	318,762
Seabord Services Corp. (3)	357,600	-	357,600
Total	$1,311,861	$383,467	$1,695,328

		Share-based
For the year ended December 31, 2015	Salary or Fees	Payments	Total
President, CEO and Director	$512,533	$53,265	$565,798
COO and Director (1)	299,060	-	299,060
CFO	-	19,530	19,530
Corporate Secretary	-	8,522	8,522
Chief Legal Officer	255,617	27,320	282,937
Directors (2)	158,257	79,898	238,155
Seabord Services Corp. (3)	413,700	-	413,700
Total	$1,639,167	$188,535	$1,827,702

Related Party Assets and Liabilities	Service or Term	31-Dec-16	31-Dec-15
Amounts due from (to):
President, CEO and Director	Expense Reimbursement	$5,913	$1,853
	Reimbursement	17,559	20,694
		$23,473	$22,547

(1)COO Salary or Fees includes $247,660 in severance payments.
(2) Directors fees include US$5,000 per month paid to the Company’s non-Executive Chairman, who does not receive the fees paid to the other independent director’s.
(3) Seabord Services Corp. (“Seabord”) is a management services company controlled by the Chairman of the Board. Seabord provides a Chief Financial Officer, a Corporate Secretary, accounting staff, administration staff and office space to Eurasian. The Chief Financial Officer and Corporate Secretary are employees of Seabord and are not paid directly by Eurasian.

NEW ACCOUNTING PRONOUNCEMENTS

Accounting pronouncements not yet effective

The following standards and pronouncements have been issued by the IASB and have not yet been adopted by the Company. The Company is currently evaluating the impact the new and amended standards are expected to have on its consolidated financial statements.

IFRS 9 requires financial assets to be classified into three measurement categories on initial recognition: those measured at fair value through profit and loss, those measured at fair value through other comprehensive income and those measured at amortized cost. Measurement and classification of financial assets is dependent on the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. For financial liabilities, the standard retains most of the IAS 39 requirements.

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers ("IFRS 15"), which supersedes IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers, and SIC 31 Revenue - Barter Transactions involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

IFRS 16 Leases was issued in January 2016 (effective January 1, 2019) and provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value.

RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS

The Company considers items included in shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company has continuing royalty revenues to fund a portion of ongoing costs. In order to fund future projects and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. As at December 31, 2016, the Company had working capital of $6,002,318 (December 31, 2015 - $5,787,109). Management believes it has sufficient working capital for operations and to continue it’s currently planned programs. The Company is not subject to externally imposed capital requirements. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets

In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

Fair Value

The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

  Level 1: inputs represent quoted prices in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

  Level 2: inputs other than quoted prices that are observable, either directly or indirectly. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates, and volatility factors, which can be observed or corroborated in the market place.

  Level 3: inputs that are less observable, unavoidable or where the observable data does not support the majority of the instruments’ fair value.

As at December 31, 2016, there were no changes in the levels in comparison to December 31, 2015. Financial instruments measured at fair value on the statement of financial position are summarized in levels of the fair value hierarchy as follows:

Assets	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$3,199,686	$-	$-	$3,199,686
Restricted cash	359,172	-	-	359,172
Fair value through profit or loss investments	262,756	-	-	262,756
Strategic investments	212,798	-	-	212,798
Accounts receivable	-	2,721,202	-	2,721,202
Non-current accounts receivable	-	1,412,727	-	1,412,727
Total	$4,034,412	$4,133,929	$-	$8,168,341

The carrying value of receivables, accounts payable and accrued liabilities, and advances from joint venture partners approximate their fair value because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, market risk, liquidity risk and currency risk.

Credit Risk

The Company is exposed to credit risk by holding cash and cash equivalents and receivables. This risk is minimized by holding a significant portion of the funds in Canadian banks. The Company’s exposure with respect to its receivables is primarily related to royalty streams, recovery of exploration evaluation costs, and convertible promissory notes.

Interest Rate Risk

The Company is exposed to interest rate risk because of fluctuating interest rates. Management believes the interest rate risk is low given interest rates on promissory notes is fixed and the current low global interest rate environment.

Fluctuations in market rates is not expected to have a significant impact on the Company’s operations due to the short term to maturity and no penalty cashable feature of its cash equivalents.

Market Risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities and other company investments. The Company has no control over these fluctuations and does not hedge its investments. Based on the December 31, 2016 portfolio values, a 10% increase or decrease in effective market values would increase or decrease net shareholders’ equity by approximately $48,000.

Liquidity Risk

Liquidity risk is the risk that the Company is unable to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital to ensure the Company’s expenditures will not exceed available resources.

Commodity Risk

The Company’s royalty revenues are derived from a royalty interest and are based on the extraction and sale of precious and base minerals and metals. Factors beyond the control of the Company may affect the marketability of metals discovered. Metal prices have historically fluctuated widely. Consequently, the economic viability of the Company’s royalty interests cannot be accurately predicted and may be adversely affected by fluctuations in mineral prices.

Currency Risk

Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the entity’s functional currency. The Company operates in Canada, Haiti, Turkey, Georgia, Sweden, Australia and the U.S.A. The Company funds cash calls to its subsidiary companies outside of Canada in US dollars and a portion of its expenditures are also incurred in local currencies.

The exposure of the Company’s cash and cash equivalents, receivables, and accounts payable and accrued liabilities to foreign exchange risk as at December 31, 2016 is as follows:

Accounts	US dollars
Cash and cash equivalents	$2,387,727
Receivables	3,529,070
Accounts payable and accrued liabilities	(264,196)
Advances from joint venture partners	(254,051)
Net exposure	5,398,550
Canadian dollar equivalent	$7,253,870

The balances noted above reflect the US dollar balances held within the parent company and any wholly owned subsidiaries. Balances denominated in another currency other than the functional currency held in foreign operations are considered immaterial.

Based on the above net exposure as at December 31, 2016, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase/decrease of approximately $725,000 in the Company’s pre-tax profit or loss.

Critical Accounting Judgments and Significant Estimates and Uncertainties

The preparation of the consolidated financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported revenue and expenses during the periods presented therein. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, royalty revenues and expenses. Management bases its judgments and estimates on historical experience and on other various factors it believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions.

The Company has identified the following critical accounting policies in which significant judgments, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods. Further details of the nature of these assumptions and conditions may be found in the relevant notes to the consolidated financial statements.

a)    Royalty interest and related depletion

In accordance with the Company’s accounting policy, royalty interests are evaluated on a periodic basis to determine whether there are any indications of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss recognized to the extent that carrying amount exceeds recoverable amount. The recoverable amount of a royalty asset is measured at the higher of fair value less costs to sell and value in use. The determination of fair value and value in use requires management to make estimates and assumptions about expected production and sales volumes, the proportion of areas subject to royalty rights, commodity prices (considering current and historical prices, price trends and related factors), and reserves. These estimates and assumptions are subject to risk and uncertainty; hence there is a possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in profit or loss.

b)    Goodwill

Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Impairment is determined by assessing if the carrying value of a cash generating unit, including the allocated goodwill, exceeds its recoverable amount. The assessment of the recoverable amount used in the goodwill impairment analysis is subject to similar judgments and estimates as described above for property and equipment and royalty interests.

c)    Exploration and Evaluation Assets

Recorded costs of exploration and evaluation assets are not intended to reflect present or future values of exploration and evaluation assets. The recorded costs are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge, that a change in future conditions could require a material change in the recognized amount.

d)    Taxation

The Company’s accounting policy for taxation requires management’s judgment as to the types of arrangements considered to be a tax on income in contrast to an operating cost. Judgment is also required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the statement of financial position.

Deferred tax assets, including those arising from unused tax losses, capital losses and temporary differences, are recognized only where it is considered probable that they will be recovered, which is dependent on the generation of sufficient future taxable profits. Deferred tax liabilities arising from temporary differences caused principally by the expected royalty revenues generated by the royalty property are recognized unless expected offsetting tax losses are sufficient to offset the taxable income and therefore, taxable income is not expected to occur in the foreseeable future. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, and reserves. Judgments are also required about the application of income tax legislation in foreign jurisdictions. These judgments and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the statement of financial position and the amount of other tax losses and temporary differences not yet recognized. In such circumstances, some or the entire carrying amount of recognized deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to profit or loss.

e)    Functional Currencies

The functional currency of each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of the functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions, which determined the primary economic environment.

RISKS AND UNCERTAINTIES

Mineral Property Exploration Risks

The business of mineral exploration and extraction involves a high degree of risk. Few properties that are explored ultimately become producing mines. At present, none of the Company’s properties has a known commercial ore deposit.

The main operating risks include ensuring ownership of and access to mineral properties by confirmation that option agreements, claims and leases are in good standing and obtaining permits for drilling and other exploration activities.

Eurasian is currently earning an interest in some of its properties through option agreements and acquisition of title to the properties is only completed when the option conditions have been met. These conditions generally include making property payments, incurring exploration expenditures on the properties and can include the satisfactory completion of pre-feasibility studies. If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company’s title to the related property will not vest and the Company will have to write-off any previously capitalized costs related to that property.

The market prices for precious and base metals can be volatile and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered.

Revenue and Royalty Risks

Eurasian cannot predict future revenues or operating results of the area of mining activity. Management expects future revenues from the Carlin Trend Royalty Claim Block, including the Leeville royalty property in Nevada, to fluctuate depending on the level of future production and the price of gold. Specifically, there is a risk that the operator of the property, Newmont Mining Corporation (“Newmont”), will cease to operate in the Company’s area of interest, therefore there can be no assurance that ongoing royalty payments will materialize or be received by Eurasian.

Financing and Share Price Fluctuation Risks

Eurasian has limited financial resources, and has no assurance that additional funding will be available for further exploration and development of its projects. Further exploration and development of one or more of the Company’s projects may be dependent upon the Company’s ability to obtain financing through equity or debt financing or other means. Failure to obtain this financing could result in delay or indefinite postponement of further exploration and development of its projects which could result in the loss of one or more of its properties.

The securities markets can experience a high degree of price and volume volatility, and the market price of securities of many companies, particularly those considered to be development stage companies such as Eurasian, may experience wide fluctuations in share prices which will not necessarily be related to their operating performance, underlying asset values or prospects. There can be no assurance that share price fluctuations will not occur in the future, and if they do occur, the severity of the impact on Eurasian’s ability to raise additional funds through equity issues.

Foreign Countries and Political Risks

The Company operates in countries with varied political and economic environments. As such, it is subject to certain risks, including currency fluctuations and possible political or economic instability which may result in the impairment or loss of mineral concessions or other mineral rights, opposition from environmental or other non-governmental organizations, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mineral exploration and mining industry. Any changes in regulations or shifts in political attitudes are beyond the control of the Company and may adversely affect its business. Exploration and development may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine and site safety.

Notwithstanding any progress in restructuring political institutions or economic conditions, the present administration, or successor governments, of some countries in which Eurasian operates may not be able to sustain any progress. If any negative changes occur in the political or economic environment of these countries, it may have an adverse effect on the

Company’s operations in those countries. The Company does not carry political risk insurance.

Competition

The Company competes with many companies that have substantially greater financial and technical resources than it in the acquisition and development of its projects as well as for the recruitment and retention of qualified employees.

Return on Investment Risk

Investors cannot expect to receive a dividend on an investment in the Common Shares in the foreseeable future, if at all.

No Assurance of Titles or Borders

The acquisition of the right to exploit mineral properties is a very detailed and time consuming process. There can be no guarantee that the Company has acquired title to any such surface or mineral rights or that such rights will be obtained in the future. To the extent they are obtained, titles to the Company’s surface or mineral properties may be challenged or impugned and title insurance is generally not available. The Company’s surface or mineral properties may be subject to prior unregistered agreements, transfers or claims and title may be affected by, among other things, undetected defects.

Such third party claims could have a material adverse impact on the Company’s operations.

Unknown Defects or Impairments in Our Royalty or Streaming Interests

Unknown defects in or disputes relating to the royalty and stream interests we hold or acquire may prevent us from realizing the anticipated benefits from our royalty and stream interests, and could have a material adverse effect on our business, results of operations, cash flows and financial condition. It is also possible that material changes could occur that may adversely affect management’s estimate of the carrying value of our royalty and stream interests and could result in impairment charges. While we seek to confirm the existence, validity, enforceability, terms and geographic extent of the royalty and stream interests we acquire, there can be no assurance that disputes over these and other matters will not arise. Confirming these matters, as well as the title to mining property on which we hold or seek to acquire a royalty or stream interest, is a complex matter, and is subject to the application of the laws of each jurisdiction to the particular circumstances of each parcel of mining property and to the documents reflecting the royalty or stream interest. Similarly, royalty and stream interests in many jurisdictions are contractual in nature, rather than interests in land, and therefore may be subject to change of control, bankruptcy or the insolvency of operators. We often do not have the protection of security interests over property that we could liquidate to recover all or part of our investment in a royalty or stream interest. Even if we retain our royalty and stream interests in a mining project after any change of control, bankruptcy or insolvency of the operator, the project may end up under the control of a new operator, who may or may not operate the project in a similar manner to the current operator, which may negatively impact us.

Operators’ Interpretation of Our Royalty and Stream Interests; Unfulfilled Contractual Obligations

Our royalty and stream interests generally are subject to uncertainties and complexities arising from the application of contract and property laws in the jurisdictions where the mining projects are located. Operators and other parties to the agreements governing our royalty and stream interests may interpret our interests in a manner adverse to us or otherwise may not abide by their contractual obligations, and we could be forced to take legal action to enforce our contractual rights. We may or may not be successful in enforcing our contractual rights, and our revenues relating to any challenged royalty or stream interests may be delayed, curtailed or eliminated during the pendency of any such dispute or in the event our position is not upheld, which could have a material adverse effect on our business, results of operations, cash flows and financial condition. Disputes could arise challenging, among other things:

  the existence or geographic extent of the royalty or stream interest;
  methods for calculating the royalty or stream interest, including whether certain operator costs may properly be deducted from gross proceeds when calculating royalties determined on a net basis;
  third party claims to the same royalty interest or to the property on which we have a royalty or stream interest;
  various rights of the operator or third parties in or to the royalty or stream interest;
  production and other thresholds and caps applicable to payments of royalty or stream interests;
  the obligation of an operator to make payments on royalty and stream interests; and
  various defects or ambiguities in the agreement governing a royalty and stream interest.

Currency Risks

The Company’s equity financings are sourced in Canadian dollars but much of its expenditures are in local currencies or U.S. dollars. At this time, there are no currency hedges in place. Therefore, a weakening of the Canadian dollar against the U.S. dollar or local currencies could have an adverse impact on the amount of exploration funds available and work conducted.

Joint Venture and Exploration Funding Risk

Eurasian’s strategy is to seek exploration and joint venture partners through options and joint ventures to fund exploration and project development. The main risk of this strategy is that the funding parties may not be able to raise sufficient capital in order to satisfy exploration and other expenditure terms in a particular joint venture agreement. As a result, exploration and development of one or more of the Company’s property interests may be delayed depending on whether Eurasian can find another party or has enough capital resources to fund the exploration and development on its own.

Insured and Uninsured Risks

In the course of exploration, development and production of mineral properties, the Company is subject to a number of risks and hazards in general, including adverse environmental conditions, operational accidents, labour disputes, unusual or unexpected geological conditions, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, and earthquakes. Such occurrences could result in the damage to the Company’s property or facilities and equipment, personal injury or death, environmental damage to properties of the Company or others, delays, monetary losses and possible legal liability.

Although the Company may maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance may not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums or for other reasons. Should such liabilities arise, they could reduce or eliminate future profitability and result in increased costs, have a material adverse effect on the

Company’s results and a decline in the value of the securities of the Company.

Some work is carried out through independent consultants and the Company requires all consultants to carry their own insurance to cover any potential liabilities as a result of their work on a project.

Environmental Risks and Hazards

The activities of the Company are subject to environmental regulations issued and enforced by government agencies. Environmental legislation is evolving in a manner that will require stricter standards and enforcement and involve increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes in environmental regulation, if any, will not adversely affect Eurasian’s operations. Environmental hazards may exist on properties in which the Company holds interests which are unknown to the Company at present.

Fluctuating Metal Prices

Factors beyond the control of the Company have a direct effect on global metal prices, which have fluctuated widely, particularly in recent years, and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered on any of Eurasian’s properties. Consequently, the economic viability of any of the Company’s exploration projects and its ability to finance the development of its projects cannot be accurately predicted and may be adversely affected by fluctuations in metal prices.

Extensive Governmental Regulation and Permitting Requirements Risks

Exploration, development and mining of minerals are subject to extensive laws and regulations at various governmental levels governing the acquisition of the mining interests, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. In addition, the current and future operations of Eurasian, from exploration through development activities and production, require permits, licenses and approvals from some of these governmental authorities. Eurasian has obtained all government licenses, permits and approvals necessary for the operation of its business to date. However, additional licences, permits and approvals may be required. The failure to obtain any licenses, permits or approvals that may be required or the revocation of existing ones would have a material and adverse effect on Eurasian, its business and results of operations.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities requiring Eurasian’s operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Eurasian may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. Any such events could have a material and adverse effect on Eurasian and its business and could result in Eurasian not meeting its business objectives.

Key Personnel Risk

Eurasian’s success is dependent upon the performance of key personnel working in management and administrative capacities or as consultants. The loss of the services of senior management or key personnel could have a material and adverse effect on the Company, its business and results of operations.

Conflicts of Interest

In accordance with the laws of British Columbia, the directors and officers of a corporation are required to act honestly, in good faith and in the best interests of the corporation. Eurasian’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, such directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. If such a conflict of interest arises at a meeting of the Company’s directors, a director with such a conflict will abstain from voting for or against the approval of such participation or such terms.

Passive Foreign Investment Company

U.S. investors in common shares should be aware that based on current business plans and financial expectations, Eurasian currently expects that it will be classified as a passive foreign investment company (“PFIC”) for the tax year ending

December 31, 2016 and expects to be a PFIC in future tax years. If Eurasian is a PFIC for any tax year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of common shares, or any so-called “excess distribution” received on its common shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the U.S. shareholder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to the common shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of Eurasian’s net capital gain and ordinary earnings for any year in which Eurasian is a PFIC, whether or not Eurasian distributes any amounts to its shareholders. For each tax year that Eurasian qualifies as a PFIC, Eurasian intends to: (a) make available to U.S. shareholders, upon their written request, a “PFIC Annual Information Statement” as described in Treasury Regulation

Section 1.1295 -1(g) (or any successor Treasury Regulation) and (b) upon written request, use commercially reasonable efforts to provide all additional information that such U.S. shareholder is required to obtain in connection with maintaining such QEF Election with regard to Eurasian. Eurasian may elect to provide such information on its website www.EurasianMinerals.com. This paragraph is qualified in its entirety by the discussion below the heading “Taxation – Certain United States Federal Income Tax Considerations.” Each U.S. investor should consult its own tax advisor regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership and disposition of common shares.

Corporate Governance and Public Disclosure Regulations

The Company is subject to changing rules and regulations promulgated by a number of United States and Canadian governmental and self-regulated organizations, including the United States Securities and Exchange Commission (“SEC”), the British Columbia and Alberta Securities Commissions, the NYSE MKT and the TSX-V. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created, making compliance more difficult and uncertain. The Company’s efforts to comply with the new rules and regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Internal Controls over Financial Reporting

The Company requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting. The Company may in the future fail to achieve and maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgments. In addition, should the Company expand in the future, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that the Company continue to improve its internal control over financial reporting.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures, which provide reasonable assurance that material information relating to the Company and its subsidiaries is accumulated and communicated to management to allow timely decisions regarding required disclosure. Management has evaluated the effectiveness of its disclosure controls and procedures as of December 31, 2016 and believes its disclosure controls and procedures are effective.

Internal Control over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, are responsible for establishing a system of internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. There have been no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2016, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

OUTSTANDING SHARE DATA

At March 27, 2017, the Company had 74,164,710 common shares issued and outstanding. There were also 4,736,500 stock options outstanding with expiry dates ranging from July 19, 2016 to June 8, 2020.